Gitennes Exploration Inc.

August 18, 2008

[redacted]

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

Dear Sir/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, please find enclosed, one copy of each of the following:

- News Releases dated April 17, 2008 and June 23, 2008
- Quarterly Financial Statements for the Periods Ending March 31, 2008; and June 30, 2008

We trust you will find this in order.

Yours truly

Lorenn Klassen
Administrator

LK

Enclosures as noted

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-608-9014
email: info@gitennes.com website: www.gitennes.com

Gitennes Exploration inc.

GITENNES REPORTS THAT URUMALQUI DRILLING HIGHLIGHTS GOLD AND SILVER GRADES AT DEPTH

- 8.52-metre true width returns 191.7 g/t silver, 1.9 g/t gold in drill hole 45
- Zone remains open to expansion along strike in both directions, and to depth

Vancouver, April 17, 2008: Gitennes Exploration Inc. (TSX-GIT) is very pleased to release the remaining drill results for its recently completed drill programme at Urumalqui in northern central Peru. Urumalqui is a 100%-owned exploration-stage project where the Company is systematically drilling one large, 1,500 metre-long epithermal silver-gold vein within a larger multi-vein system with the near-term objective of establishing a preliminary inferred resource.

The recent drilling ended in March, having completed twelve holes totalling 2,433.6 metres on the main Urumalqui Vein. Results from holes URU08-36 through 40 were previously released March 4th, 2008. Significant vein intercepts include:

Drill Hole Number	From...to... (metres)	Core length & True width (metres)		Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver Equivalent (oz/ton)
URU08-41	219.30 to 225.50	6.20	3.29	103.61	--	n/a	n/a
Incl.	220.30 to 223.30	3.00	1.59	127.07	--	n/a	n/a
And	236.00 to 239.30	3.30	1.75	44.82	1.38	113.82	3.32
Incl.	237.50 to 238.00	0.50	0.26	30.00	6.84	372.00	10.85
URU08-42	156.05 to 162.50	6.45	4.40	157.18	2.48	281.18	8.20
Incl.	157.30 to160.90	3.60	2.46	168.61	4.13	375.11	10.94
URU08-43	147.90 to152.55	4.25	2.56	128.03	0.74	165.03	4.81
URU08-44	239.00 to 242.60	3.60	2.98	83.81	0.46	106.81	3.12
URU08-45	211.90 to 222.80	10.90	8.59	191.72	1.91	287.22	8.38
Incl.	211.90 to 213.30	1.40	1.10	265.14	0.38	284.14	8.29
And	217.40 to 219.20	1.80	1.42	386.89	**7.55**	764.39	22.29
URU08-46	100.05 to 101.05	1.00	0.71	88.05	0.27	101.55	2.96
URU08-47	139.50 to 142.30	2.80	1.98	162.86	0.97	211.36	6.16

Silver equivalent is calculated using a ratio of 50:1. The Company has not undertaken metallurgical tests to determine the recovery of gold and silver. Therefore the silver equivalents values stated here assume a recovery of 100%.

Silver and, most notably gold grades, are strong in deep step-down holes URU08-41 and 45 that cut the vein from 170 to 240 metres below surface along a 370 metre-long segment of the vein. Holes URU08-42 and 43 infill a 100 by 200 metre-sized gap in drilling and are comparable in grade and widths to adjacent drill holes. Drill hole URU08-46 tested the northwestern edge of the primary target area at a depth of 110 metres below surface, returning a below average grade intercept. Though disappointing, earlier holes drilled 50 to 100 metres away to the southeast returned excellent results (i.e. Hole URU03-07 with 13.66 oz/ton silver equivalent over a true width of 4.06 metres).

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-608-9014
email: info@gitennes.com website: www.gitennes.com

Drill hole URU08-47 is a step-out 70 metres to the southeast from hole URU04-29, and adds strike length to the main target in an area where the vein does not appear at surface. Further step-out and deeper drilling is likely to add additional mineralization.

As reported previously by the company, a mineralized gold (and silver) halo, or "envelope", surrounds the main Urumalqui vein. Drilling continues to encounter this remarkable style of mineralization.

Drill Hole	From (metres)	To (metres)	Width (metres)	Gold (g/t)	Silver (g/t)
URU08-42	135.50	166.80	31.30	0.7	47.8
URU08-43	142.70	174.80	32.10	0.2	57.9
URU08-47	108.10	144.10	36.00	0.3	27.1

Gitennes' exploration drilling at Urumalqui has been done on relatively widely-spaced centres, from 45 to over 100 metres apart, and has concentrated upon the 1,000 metre-long, southeastern and central portion of the main Urumalqui vein. Despite having drilled the vein to depths exceeding 200 metres below surface, the vein structure remains strong and mineralized. All holes are in the "boiling zone", based upon vein textures, and the potential for good mineralization at deeper levels than those tested thus far is considered to be good. Recent drill results also suggest that further drilling on the 400 to 500 metre-long northwestern segment of the same vein structure is necessary, where 2003-2004 drilling may have been too shallow.

The next steps in the project are to complete some very preliminary laboratory tests that will guide future metallurgical tests, and to prepare a resource estimate that will be included in a technical report.

Drilling at Urumalqui is under the supervision of Alvaro Fernandez-Baca, P.Geo. Analytical services and fire assays are provided by ALS Chemex Laboratories and SGS Laboratories Limited in Lima. The technical information in this release has been reviewed by J. Blackwell (P.Geo), a Qualified Person as defined by National Instrument 43-101.

An updated drill plan and a longitudinal section may be found on our website at www.gitennes.com.

Jerry Blackwell, President

Gitennes Exploration Inc.

RECEIVED
2008 JUN 26 P 2:25

Gitennes Stakes Iron Property in Peru

Vancouver, June 24, 2008: Gitennes Exploration Inc. (TSX-GIT) has acquired a 1,400 - hectare property in southern Peru. The property covers a potential zone of high grade magnetite and hematite (both ores of iron) along an overburden-covered hillside. Magnetite occurs in locally derived blocks and boulders up to 50 cm across and as beds of gravel in ravines. The float is derived from a large area of diorite intrusion and skarn located uphill from the original sample sites. The zone was found during regional prospecting conducted from the base camp at the TotoRoko Property. There is no evidence of previous exploration or sampling, and this zone is likely a new discovery.

Mineralization occurs as massive magnetite, magnetite-garnet and hematite in large blocks, boulders and cobbles that grade 63.5 to 66.2 % iron. The uphill trace of the zone of float has been traced by prospecting over a length of 600 metres and remains open to the north. The southern end of the zone appears to coincide with granite intrusive, the contact being marked by strong veining and alteration. Rusty outcrops here returned highly anomalous gold (117 to 228 ppb) associated with anhydrite-hematite veins. Elsewhere, scattered outcrops of massive secondary iron minerals and iron-cemented overburden have been found at several locations near the up-hill cut-off of the float, suggesting that a source may be nearby.

This zone is at a very early stage of exploration, and the results reported here are based upon initial field examinations. Additional work, including drilling and geophysical surveys are necessary to evaluate its potential as an iron prospect. The anomalous gold detected in a portion of the zone is also of interest, as is a zone of siliceous hydrothermal breccias noted 4 kilometres north. The next steps in the project are to complete additional prospecting, geological mapping and geophysical surveys.

Iron ore prices have increased dramatically in the past six years, and there has been renewed interest in the iron potential of Peru. Most known occurrences and deposits have been re-staked by competitor companies, including more inaccessible prospects far inland. Gitennes' new property is situated 80 kilometres from the Pacific coast. Access is by a regional network of gravel roads.

Analytical services and assays are provided by ALS Chemex Laboratories in Lima. The technical information in this release has been reviewed by J. Blackwell (P.Geo), a Qualified Person as defined by National Instrument 43-101.

For further information contact:

Jerry Blackwell, President

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-608-9014
email: info@gitennes.com website: www.gitennes.com

Gitennes Exploration Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited)

MANAGEMENT COMMENT

These interim consolidated financial statements for the three months ended March 31, 2008 of Gitennes Exploration Inc. have been prepared by management and have not been subject to review by the Company's auditors.

Gitennes Exploration Inc. Statement 1

Interim Consolidated Balance Sheets

(Unaudited)
Canadian Funds

ASSETS		As at March 31 2008		As at December 31 2007
Current				
Cash and cash equivalents	**$**	**1,220,810**	$	2,031,587
Accounts receivable		**19,079**		16,516
Prepaid expenses		**13,766**		12,887
		1,253,655		2,060,990
Mineral Properties *(Note 4)*		**4,968,033**		4,504,669
Plant and Equipment *(Note 5)*		**83,627**		88,028
	$	**6,305,315**	$	6,653,687

LIABILITIES				
Current				
Accounts payable and accrued liabilities *(Note 8)*	**$**	**93,009**	$	248,763

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		**30,767,181**		30,767,181
Contributed Surplus *(Note 6b)*		**803,620**		803,620
Deficit - *Statement 2*		**(25,358,495)**		(25,165,877)
		6,212,306		6,404,924
	$	**6,305,315**	$	6,653,687

Going Concern *(Note 1)*

ON BEHALF OF THE BOARD:

"Jerry Blackwell", Director
JERRY D. BLACKWELL

"Ken Booth", Director
KEN BOOTH

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 2

Interim Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

For the Three Months Ended March 31

(Unaudited)

Canadian Funds

		2008		2007
Expenses				
Audit, accounting, legal and professional fees	$	26,311	$	43,943
Amortization		4,401		3,127
Filing, transfer fees and investor relations		44,271		45,389
Insurance		3,422		3,422
Interest and bank charges		843		1,175
Office rent, utilities and miscellaneous		29,099		21,066
Salaries and benefits		76,021		55,877
Travel		2,421		4,842
Loss Before the Under-Noted		(186,789)		(178,841)
Other Income (Expense)				
Foreign exchange gain (loss)		9,172		(25,917)
General exploration		(16,494)		(12,751)
Interest and other income		1,493		1,359
Income from royalty *(Note 4i)*		-		40,118
Income from sale of royalty *(Note 4i)*		-		1,532,614
Net Income (Loss) and Comprehensive Income (Loss) for the Period		(192,618)		1,356,582
Deficit – beginning of period		(25,165,877)		(25,484,608)
Deficit - End of Period	$	(25,358,495)	$	(24,128,026)
Income (Loss) Per Share – Basic	$	(0.00)	$	0.03
Income (Loss) Per Share – Diluted	$	(0.00)	$	0.03
Weighted-Average Number of Shares Outstanding – Basic		47,002,231		41,579,231
Weighted-Average Number of Shares Outstanding – Diluted		47,002,231		42,188,831

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 3

Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31
(Unaudited)
Canadian Funds

	2008	2007
Cash Flows from Operating Activities		
Income (loss) for the period	$ (192,618)	$ 1,356,582
Item not affecting cash		
Amortization	4,401	3,127
	(188,217)	1,359,709
Changes in non-cash working capital items		
Accounts receivable	(2,563)	(206,708)
Prepaid expenses	(879)	(1,735)
Accounts payable and accrued liabilities	(8,225)	1,104
	(199,884)	1,152,370
Cash Flows from Financing Activities		
Net proceeds from issuance of common shares	-	-
Cash Flows from Investing Activities		
Mineral properties – net of recoveries	(610,893)	(30,602)
Purchase of plant and equipment	-	(340)
	(610,893)	(30,942)
Increase (Decrease) in Cash and Cash Equivalents	(810,777)	1,121,428
Cash and cash equivalents - beginning of period	2,031,587	278,325
Cash and Cash Equivalents - End of Period	$ 1,220,810	$ 1,399,753

Supplemental Disclosure of Non-Cash Investing and Financing Activities		
Increase (decrease) in mineral property accounts payable	$ (147,529)	$ 16,698

1. Going Concern

The Company, which is considered to be in the exploration stage, is in the process of exploring several mineral properties in Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no ongoing source of revenue, and has cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd., Gitennes Exploraciones Peru S.A., Oromalqui Gold Corp., Minera Corimalqui S.A. and Compania Minera Seis Rios S.A. All significant inter-company transactions and balances have been eliminated.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Except as noted below, these interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2006.

c) Capital Disclosures

Effective January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535 – *Capital Disclosures*. This Section requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes of managing capital. These recommendations are effective for the Company's annual reporting period beginning, January 1, 2008. This new standard is not expected to have a material effect on the Company's financial statements or on its results of operations *(Note 7)*.

2. Accounting Policies - *Continued*

d) Financial Instruments – Disclosures and Presentations

Effective January 1, 2008, the Company adopted the recommendations of CICA Handbook Sections 3862 and 3863 – *Financial Instruments – Disclosures and Presentation*. These Sections require disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. These recommendations are effective for the Company's annual reporting period beginning, January 1, 2008. Disclosure of the measurement basis used and the criteria used to determine classification for different types of instruments is also required *(Note 3)*.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. All of the Company's financial instruments are carried at amortized cost and their fair value is considered to approximate their carrying value due to their short-term nature or capacity of prompt liquidation. The Company has no speculative financial instruments, derivatives, forward contracts, or hedges.

All of the Company's Canadian cash is held in an account at a major Canadian bank. The Company also maintains U.S. and Peruvian cash in a major bank in Peru, which it uses to fund its Peruvian projects and operations. The cash balances, and payables that are denominated in U.S. dollars and Peruvian soles are subject to currency risk due to fluctuations in the exchange rates with the Canadian dollar. To manage this currency risk, the Company maintains only the minimum amount of foreign cash that is considered necessary to fund its ongoing exploration expenditures and foreign operations. Accounts payable are settled in a timely manner.

It is management's opinion that the Company is not exposed to any significant credit, interest rate, liquidity, or market risks in respect of these financial instruments. The Company's policies and processes of managing all risks associated with its financial instruments have not changed during the current period.

4. Mineral Properties

a) Details of mineral property activities are as follows:

	Peru						
	Tucumachay	Urumalqui	TotoRoko	Titimina	La Chivona	Other	Total
December 31, 2007	$ 2,856,313	$ 856,826	$ 599,036	$ 95,683	$ -	$ 96,811	$ 4,504,669
Acquisition costs	-	-	-	-	-	-	-
Deferred expenditures							
Administration	116	3,937	-	-	-	-	4,053
Assays	-	17,154	6,017	-	-	-	23,171
Consulting geology	873	49,501	10,860	-	-	173	61,407
Domicile	442	26,567	920	-	-	-	27,929
Drilling	-	274,767	-	-		-	274,767
Environmental and social license	-	430	375	-	-	-	805
Geophysics	-	-	-	-	-	-	-
Government taxes	272	69,252	1,708	-	-	-	71,232
Tenure	-	-	-	-	-	-	-
Topographic survey	-	-	-	-	-	-	-
Total expenditures during the period	1,703	441,608	19,880	-	-	173	463,364
March 31, 2008	$ 2,858,016	$ 1,298,434	$ 618,916	$ 95,683	$ -	$ 96,984	$ 4,968,033

4. Mineral Properties - *Continued*

a) Details of mineral property activities are as follows: - *Continued*

	Peru						
	Tucumachay	Urumalqui	TotoRoko	Titimina	La Chivona	Other	Total
December 31, 2006	$ 2,788,351	$ 800,985	$ -	$ 78,675	$ 184,719	$ 88,321	$ 3,941,051
Acquisition costs	-	-	-	-	-	-	-
Deferred expenditures							
Administration	157	-	-	54	-	-	211
Assays	137	-	-	-	-	-	137
Consulting geology	17,920	2,754	-	4,375	-	5,765	30,814
Domicile	1,893	714	-	-	-	-	2,607
Drilling	-	-	-	-	-	-	-
Environmental and social license	2,500	-	-	-	-	-	2,500
Geophysics	-	-	-	-	-	-	-
Government taxes	1,375	318	-	-	-	2,472	4,165
Tenure	286	-	-	-	-	6,580	6,866
Topographic survey	-	-	-	-	-	-	-
Total expenditures during the period	24,268	3,786	-	4,429	-	14,817	47,300
March 31, 2007	$ 2,812,619	$ 804,771	$ -	$ 83,104	$ 184,719	$ 103,138	$ 3,988,351

4. Mineral Properties - *Continued*

b) Cumulative mineral costs are as follows:

	Acquisition	Exploration	**March 31 2008**	December 31 2007
Peru				
Tucumachay	$ 400,000	$ 2,458,016	$ **2,858,016**	$ 2,856,313
Urumalqui	87,329	1,211,105	**1,298,434**	856,826
TotoRoko	-	618,916	**618,916**	599,036
Titimina	9,456	86,227	**95,683**	95,683
Other	-	96,984	**96,984**	96,811
	$ 496,785	$ 4,471,248	$ **4,968,033**	$ 4,504,669

c) Tucumachay, Peru

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company acquired an option to earn a 100% interest in the Tucumachay property by issuing 1,000,000 shares to Inmet (issued) and incurring total exploration expenditures of US$1,600,000 by December 31, 2008 (incurred). The Company has served notice that it has earned a 100% interest in the property, and Inmet has acknowledged that the Company has met its earn-in expenditure requirements.

Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres.

d) Urumalqui, Peru

The Company owns a 100% interest in the Urumalqui project, which is situated in north-central Peru.

e) TotoRoko, Peru

The Company has acquired a 100% interest in the TotoRoko property in the State of Arequipa, Peru.

f) Titimina, Peru

The Company has acquired, by staking, the Titimina property adjacent in part to the Tucumachay property.

g) La Chivona, Peru

The Company acquired, by staking, the La Chivona property near the coastal city of Chiclayo. During 2007, the Company had no current plans to explore the property and therefore wrote its carrying value down to a nominal value. The Company intends to maintain the claims in good standing, and may in future return to further explore the property.

4. Mineral Properties - *Continued*

h) Other Properties

The Company has staked various claims in Peru, all of which are held 100% by the Company. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

i) Virgen, Peru

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. The Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter return royalty became effective, with payments to be received every six months.

On February 6, 2007, the Company agreed to sell its interest in the royalty for US$1,500,000. The Company paid a fee of US$75,000 in respect of the sale and recognized royalty income of $40,118.

5. Plant and Equipment

Details are as follows:

		Cost		Accumulated Amortization		March 31 2008 Net Book Value		December 31 2007 Net Book Value
Computer equipment	$	96,364	$	73,501	$	22,863	$	24,066
Furniture and fixtures		74,182		57,847		16,335		17,195
Equipment		76,174		31,745		44,429		46,767
	$	246,720	$	163,093	$	83,627	$	88,028

6. Share Capital

a) Details are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

	2008		2007	
	Shares	Amount	Shares	Amount
Balance – beginning and end of period	47,002,231	$ 30,767,181	41,579,231	$ 29,275,281

b) Contributed Surplus

Details are as follows:

		2008		2007
Balance – beginning and end of period	$	803,620	$	657,283

6. Share Capital - *Continued*

c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers for up to 4,800,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the period ended March 31, the change in stock options outstanding was as follows:

	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price
Balance – beginning of period	3,495,000	$ 0.54	3,905,000	$ 0.54
Granted	-	$ -	-	$ -
Exercised	-	$ -	-	$ -
Expired	(370,000)	$ 2.80	-	$ -
Balance – end of period	3,125,000	$ 0.33	3,905,000	$ 0.54

Details of the stock options outstanding at March 31 are as follows:

2008	2007	Exercise Price	Expiry Date
-	900,000	$ 0.15	October 2, 2007
-	370,000	$ 2.80	March 31, 2008
500,000	520,000	$ 0.13	May 4, 2008
690,000	730,000	$ 0.355	April 21, 2009
180,000	180,000	$ 0.40	July 21, 2009
470,000	525,000	$ 0.47	April 1, 2010
80,000	80,000	$ 0.30	November 10, 2010
400,000	400,000	$ 0.40	March 12, 2011
55,000	-	$ 0.41	August 30, 2012
200,000	200,000	$ 0.47	March 18, 2015
550,000	-	$ 0.26	June 5, 2017
3,125,000	3,905,000		

All options outstanding at March 31, 2008 have vested. The weighted average exercise price of the stock options outstanding at March 31, 2008 is $0.33 and the weighted average remaining contract life of the options is 3.21 years.

d) Stock-Based Compensation

During the period ending March 31, the Company issued no stock options to its directors, officers and employees.

6. Share Capital - *Continued*

During the period ended March 31, the change in warrants outstanding was as follows:

e) Warrants

	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price
Balance – beginning of period	-	$ -	7,146,500	$ 0.52
Granted	-	$ -	-	$ -
Exercised	-	$ -	-	$ -
Expired	-	$ -	-	$ -
Balance – end of period	-	$ -	7,146,500	$ 0.52

At March 31, the following warrants were outstanding:

2008	2007	Exercise Price	Expiry Date
-	2,500,000	$ 0.50	June 4, 2007
-	123,500	$ 0.50	June 4, 2007
-	4,250,000	$ 0.30	August 31, 2007
-	273,000	$ 0.30	August 31, 2007
-	7,146,500		

7. Capital Disclosures

The Company is in the business of mineral exploration and has no source of operating revenue. The Company has no short- or long-term debt and finances its operations through the issuance of capital stock. Capital raised is held in cash until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company' objectives have not changed during the period.

8. Related Party Transactions

During the period, the Company incurred $nil (2007 - $14,699) in legal fees and disbursements paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $nil (December 31, 2007 - $2,935) payable to this firm. The law firm charges the Company the same rates as it does for its other clients.

The Company also paid $28,684 (2007 - $nil) in geological and administrative consulting fees to a director.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which for the interest is based on the rate agreed to by the lenders and the board of directors, and for the legal fees is based on the same rates that the law firm charges its other clients.

9. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

2008	Revenue	Plant and Equipment	Mineral Properties
Canada	$ -	$ 39,198	$ -
Peru	1,493	44,429	4,968,033
Total	$ 1,493	$ 83,627	$ 4,968,033

2007	Revenue	Plant and Equipment	Mineral Properties
Canada	$ 1,572,732	$ 38,566	$ -
Peru	1,359	20,953	3,988,351
Total	$ 1,574,091	$ 59,519	$ 3,988,351

10. Subsequent Event

Subsequent to March 31, 2008, the Company issued 500,000 shares from treasury and received cash proceeds of $65,000 upon the exercise of 500,000 stock options.

Gitennes Exploration Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

MANAGEMENT COMMENT

These interim consolidated financial statements for the six months ended June 30, 2008 of Gitennes Exploration Inc. have been prepared by management and have not been subject to review by the Company's auditors.

Gitennes Exploration Inc. Statement 1

Interim Consolidated Balance Sheets

(Unaudited)
Canadian Funds

ASSETS		As at June 30 2008		As at December 31 2007
Current				
Cash and cash equivalents	$	953,093	$	2,031,587
Accounts receivable		3,878		16,516
Prepaid expenses		22,599		12,887
		979,570		2,060,990
Mineral Properties *(Note 4)*		5,008,891		4,504,669
Plant and Equipment *(Note 5)*		79,226		88,028
	$	6,067,687	$	6,653,687

LIABILITIES				
Current				
Accounts payable and accrued liabilities *(Note 8)*	$	63,112	$	248,763

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		30,896,547		30,767,181
Contributed Surplus *(Note 6b)*		739,254		803,620
Deficit - *Statement 2*		(25,631,226)		(25,165,877)
		6,004,575		6,404,924
	$	6,067,687	$	6,653,687

Going Concern *(Note 1)*

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell", Director
JERRY D. BLACKWELL

"Ed Kimura", Director
ED KIMURA

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 2

Interim Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

(Unaudited)

Canadian Funds

	For the Three Months Ended 30 June		For the Six Months Ended 30 June	
	2008	2007	**2008**	2007
Expenses (Income)				
Audit, accounting, legal and professional fees	**$ 43,326**	$ 34,862	**$ 69,637**	$ 78,805
Amortization	**4,401**	3,132	**8,802**	6,259
Filing, transfer fees and investor relations	**29,188**	30,781	**73,459**	76,170
Insurance	**-**	3,423	**3,422**	6,845
Interest and bank charges	**736**	1,260	**1,579**	2,435
Office rent, utilities and miscellaneous	**28,733**	34,135	**57,832**	55,201
Salaries and benefits	**50,941**	64,132	**126,962**	120,009
Stock-based compensation *(Note 6d)*	**-**	129,292	**-**	129,292
Travel	**3,186**	9,334	**5,607**	14,176
Loss Before the Under-Noted	**(160,511)**	(310,351)	**(347,300)**	(489,192)
Other Income (Expenses)				
Foreign exchange loss	**(18,862)**	(94,250)	**(9,690)**	(120,167)
General exploration	**(17,944)**	(10,339)	**(34,438)**	(23,090)
Interest and other income	**511**	1,464	**2,004**	2,823
Income from royalty *(Note 4)*	**-**	-	**-**	40,118
Income from sale of royalty *(Note 4)*	**-**		**-**	1,532,614
Write-down of mineral properties *(Note 4)*	**(75,925)**	-	**(75,925)**	-
Net Income (Loss) and Comprehensive Income (Loss) for the Period	**(272,731)**	(413,476)	**(465,349)**	943,106
Deficit - beginning of period	**(25,358,495)**	(24,128,026)	**(25,165,877)**	(25,484,608)
Deficit – End of Period	**$ (25,631,226)**	$ (24,541,502)	**$ (25,631,226)**	$ (24,541,502)
Income (Loss) Per Share - Basic	**$ (0.01)**	$ (0.01)	**$ (0.01)**	$ (0.02)
Income (Loss) Per Share - Diluted	**$ (0.01)**	$ (0.01)	**$ (0.01)**	$ (0.02)
Weighted Average Number of Shares Outstanding - Basic	**47,315,418**	41,579,231	**47,158,824**	41,579,231
Weighted-Average Number of Shares Outstanding - Diluted	**47,315,418**	41,579,231	**47,158,824**	42,204,416

Gitennes Exploration Inc. Statement 3

Interim Consolidated Statements of Cash Flows

(Unaudited)
Canadian Funds

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	**2008**	2007
Cash Flows From Operating Activities				
Income (loss) for the period	**$ (272,731)**	$ (413,476)	**$ (465,349)**	$ 943,106
Items not affecting cash				
Amortization	**4,401**	3,132	**8,802**	6,259
Stock-based compensation	**-**	129,292	**-**	129,292
Write-down of mineral properties	**75,925**	-	**75,925**	
	(192,405)	(281,052)	**(380,622)**	1,078,657
Changes in non-cash working capital items				
Accounts receivable	**15,201**	458,386	**12,638**	251,678
Prepaid expenses	**(8,833)**	(557)	**(9,712)**	(2,292)
Accounts payable and accrued liabilities	**(5,510)**	(64,901)	**(13,735)**	(63,797)
	(191,547)	111,876	**(391,431)**	1,264,246
Cash Flows from Financing Activities				
Net proceeds from issuance of common shares	**65,000**	-	**65,000**	-
Cash Flows From Investing Activities				
Mineral property expenditures	**(141,170)**	(136,340)	**(752,063)**	(166,942)
Purchase of plant and equipment	**-**		**-**	(340)
	(141,170)	(136,340)	**(752,063)**	(167,282)
Net Increase (Decrease) in Cash and Cash Equivalents	**(267,717)**	(24,464)	**(1,078,494)**	1,096,964
Cash and cash equivalents – beginning of period	**1,220,810**	1,399,753	**2,031,587**	278,325
Cash and Cash Equivalents - End of Period	**$ 953,093**	$ 1,375,289	**$ 953,093**	$ 1,375,289

Supplemental Disclosure of Non-Cash Investing and Financing Activities				
Increase (decrease) in mineral property accounts payable	**$ (24,387)**	$ (2,499)	**$ (171,916)**	$ 14,199
Fair value of stock options exercised	**$ 64,366**	$ -	**$ 64,366**	$ -

- See Accompanying Notes -

1. Going Concern

The Company, which is considered to be in the exploration stage, is in the process of exploring several mineral properties in Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no ongoing source of revenue, and has cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd., Gitennes Exploraciones Peru S.A., Oromalqui Gold Corp., Minera Corimalqui S.A. and Compania Minera Seis Rios S.A. All significant inter-company transactions and balances have been eliminated.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Except as noted below, these interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2007.

c) Capital Disclosures

Effective January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535 – *Capital Disclosures*. This Section requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes of managing capital. These recommendations are effective for the Company's annual reporting period beginning, January 1, 2008. This new standard is not expected to have a material effect on the Company's financial statements or on its results of operations *(Note 7)*.

2. Accounting Policies - *Continued*

d) Financial Instruments – Disclosures and Presentations

Effective January 1, 2008, the Company adopted the recommendations of CICA Handbook Sections 3862 and 3863 – *Financial Instruments – Disclosures and Presentation*. These Sections require disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. These recommendations are effective for the Company's annual reporting period beginning, January 1, 2008. Disclosure of the measurement basis used and the criteria used to determine classification for different types of instruments is also required *(Note 3)*.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. All of the Company's financial instruments are carried at amortized cost and their fair value is considered to approximate their carrying value due to their short-term nature or capacity of prompt liquidation. The Company has no speculative financial instruments, derivatives, forward contracts, or hedges.

All of the Company's Canadian cash is held in an account at a major Canadian bank. The Company also maintains U.S. and Peruvian cash in a major bank in Peru, which it uses to fund its Peruvian projects and operations. The cash balances, and payables that are denominated in U.S. dollars and Peruvian soles are subject to currency risk due to fluctuations in the exchange rates with the Canadian dollar. To manage this currency risk, the Company maintains only the minimum amount of foreign cash that is considered necessary to fund its ongoing exploration expenditures and foreign operations. Accounts payable are settled in a timely manner.

It is management's opinion that the Company is not exposed to significant credit, interest rate, liquidity, or market risks in respect of these financial instruments. The Company's policies and processes of managing all risks associated with its financial instruments have not changed during the current period.

4. Mineral Properties

a) Details of mineral property activities are as follows:

	Peru						
	Tucumachay	Urumalqui	TotoRoko	Titimina	La Chivona	Other	Total
December 31, 2007	$ 2,856,313	$ 856,826	$ 599,036	$ 95,683	$ -	$ 96,811	$ 4,504,669
Acquisition costs	-	-	-	-	-	-	-
Deferred expenditures							
Administration	1,568	4,867	-	-	-	-	6,435
Assays	2,528	19,811	12,313	-	-	-	34,652
Consulting geology	2,085	82,805	16,534	-	-	1,488	102,912
Domicile	1,126	30,225	2,746	-	-	-	34,097
Drilling	-	274,767	-	-	-	-	274,767
Environmental and social license	-	430	9,046	-	-	-	9,476
Geophysics	-	-	-	-	-	-	-
Government taxes	660	61,193	5,526	-	-	-	67,379
Tenure	16,387	8,185	4,834	8,770	8,484	3,333	49,993
Topographic survey	-	436	-	-	-	-	436
Total expenditures during the period	24,354	482,719	50,999	8,770	8,484	4,821	580,147
Write-off of mineral properties	-	-	-	-	-	(75,925)	(75,925)
June 30, 2008	$ 2,880,667	$ 1,339,545	$ 650,035	$ 104,453	$ 8,484	$ 25,707	$ 5,008,891

4. Mineral Properties - *Continued*

a) Details of mineral property activities are as follows: - *Continued*

	Peru						
	Tucumachay	Urumalqui	TotoRoko	Titimina	La Chivona	Other	Total
December 31, 2006	$ 2,788,351	$ 800,985	$ 7,399	$ 78,675	$ 184,719	$ 80,922	$ 3,941,051
Acquisition costs	-	-	-	-	-	-	-
Deferred expenditures							
Administration	439	-	-	54	-	-	493
Assays	806	-	4,377	119	-	-	5,302
Consulting geology	24,420	5,098	18,871	4,375	-	-	52,764
Domicile	3,392	1,158	2,806	-	-	-	7,356
Environmental and social license	3,049	1,593	2,079	-	-	-	6,721
Government taxes	7,455	2,823	8,681	1,846	1,753	115	22,673
Tenure	19,064	8,880	8,285	9,864	9,224	14,069	69,386
Topographic survey	-	-	16,446	-	-	-	16,446
Total expenditures during the period	58,625	19,552	61,545	16,258	10,977	14,184	181,141
June 30, 2007	$ 2,846,976	$ 820,537	$ 68,944	$ 94,933	$ 195,696	$ 95,106	$ 4,122,192

4. Mineral Properties - *Continued*

b) Cumulative mineral costs are as follows:

	Acquisition	Exploration	June 30 2008	December 31 2007
Peru				
Tucumachay	$ 400,000	$ 2,480,667	$ 2,880,667	$ 2,856,313
Urumalqui	87,329	1,252,216	1,339,545	856,826
TotoRoko	-	650,035	650,035	599,036
Titimina	9,456	94,997	104,453	95,683
La Chivona	-	8,484	8,484	-
Other	-	25,707	25,707	96,811
	$ 496,785	$ 4,512,106	$ 5,008,891	$ 4,504,669

c) Tucumachay, Peru

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company acquired an option to earn a 100% interest in the Tucumachay property by issuing 1,000,000 shares to Inmet (issued) and incurring total exploration expenditures of US$1,600,000 by December 31, 2008 (incurred). The Company has served notice that it has earned a 100% interest in the property, and Inmet has acknowledged that the Company has met its earn-in expenditure requirements.

Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres.

d) Urumalqui, Peru

The Company owns a 100% interest in the Urumalqui project, which is situated in north-central Peru.

e) TotoRoko, Peru

The Company has acquired a 100% interest in the TotoRoko property in the State of Arequipa, Peru.

f) Titimina, Peru

The Company has acquired, by staking, the Titimina property adjacent in part to the Tucumachay property.

g) La Chivona, Peru

The Company acquired, by staking, the La Chivona property near the coastal city of Chiclayo. During 2007, the Company had no current plans to explore the property and therefore wrote its carrying value down to a nominal value. The Company intends to maintain the claims in good standing, and may in future return to further explore the property.

4. Mineral Properties - *Continued*

h) Other Properties

The Company has staked various claims in Peru, all of which are held 100% by the Company. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims. During the period, the Company abandoned certain of these claims and wrote off $75,925 in associated costs.

i) Virgen, Peru

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. The Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter return royalty became effective, with payments to be received every six months.

On February 6, 2007, the Company agreed to sell its interest in the royalty for US$1,500,000. The Company paid a fee of US$75,000 in respect of the sale and recognized royalty income of $40,118.

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	June 30 2008 Net Book Value	December 31 2007 Net Book Value
Computer equipment	$ 96,364	$ 74,705	$ 21,659	$ 24,066
Furniture and fixtures	74,182	58,706	15,476	17,195
Equipment	76,174	34,083	42,091	46,767
	$ 246,720	$ 167,494	$ 79,226	$ 88,028

6. Share Capital

a) Details are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

	June 30, 2008		June 30, 2007	
	Shares	Amount	Shares	Amount
Balance - beginning of period	47,002,231	30,767,181	41,579,231	$ 29,275,281
Exercise of options	500,000	65,000	-	-
Fair value of options exercised *(Note 6b)*	-	64,366	-	-
Balance – end of period	47,502,231	30,896,547	41,579,231	$ 29,275,281

6. Share Capital - *Continued*

c) Contributed Surplus

Details are as follows:

	2008	2007
Balance - beginning of period	$ 803,620	$ 657,283
Stock-based compensation *(Note 6d)*	-	129,292
Fair value of stock options exercised (1)	(64,366)	-
Balance - end of period	$ 739,254	$ 786,575

(1) During the period, 500,000 (2007 – nil) stock options were exercised for which the related fair value has been recorded as share capital in these financial statements.

d) Stock Options

The Company has a rolling stock option plan under which the Company may grant options to its directors, employees, and other service providers for up to 10% of the outstanding common shares. The Board of Directors determines the exercise price per share and the vesting period under the plan. During the period ended June 30, the change in stock options outstanding was as follows:

	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price
Balance – beginning of period	3,495,000	$ 0.54	3,905,000	$ 0.54
Granted	-	$ -	550,000	$ 0.26
Exercised	(500,000)	$ 0.13	-	$ -
Expired	(370,000)	$ 2.80	(75,000)	$ 0.44
Balance – end of period	2,625,000	$ 0.37	4,380,000	$ 0.54

Details of the stock options outstanding at June 30 are as follows:

2008	2007	Exercise Price	Expiry Date
-	900,000	$ 0.15	October 2, 2007
-	370,000	$ 2.80	March 31, 2008
-	520,000	$ 0.13	May 4, 2008
690,000	710,000	$ 0.355	April 21, 2009
180,000	180,000	$ 0.40	July 21, 2009
470,000	470,000	$ 0.47	April 1, 2010
80,000	80,000	$ 0.30	November 10, 2010
400,000	400,000	$ 0.40	March 12, 2011
55,000	-	$ 0.41	August 30, 2012
200,000	200,000	$ 0.47	March 18, 2015
550,000	550,000	$ 0.26	June 5, 2017
2,625,000	4,380,000		

All options outstanding at June 30, 2008 have vested. The weighted average exercise price of the stock options outstanding at March 31, 2008 is $0.37 and the weighted average remaining contract life of the options is 3.55 years.

6. Share Capital - *Continued*

d) Stock-Based Compensation

During the period, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

	2008	2007
Total options granted	-	550,000
Average exercise price	$ -	$ 0.26
Estimated fair value of compensation	$ -	$ 129,292
Estimated fair value per option	$ -	$ 0.24

The fair value of the stock-based compensation recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2008	2007
Risk-free interest rate	-	4.52%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	98.15%
Expected option life in years	-	10.00

The Black-Scholes Option-Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

e) Warrants

	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price
Balance – beginning of period	-	$ -	7,146,500	$ 0.37
Granted	-	$ -	-	$ -
Exercised	-	$ -	-	$ -
Expired	-	$ -	(2,623,500)	$ 0.50
Balance – end of period	-	$ -	4,523,000	$ 0.30

At June 30, the following warrants were outstanding:

2008	2007	Exercise Price	Expiry Date
-	4,250,000	$ 0.30	August 31, 2007
-	273,000	$ 0.30	August 31, 2007
-	4,523,000		

7. Capital Disclosures

The Company is in the business of mineral exploration and has no source of operating revenue. The Company has no short- or long-term debt and finances its operations through the issuance of capital stock. Capital raised is held in cash until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company' objectives have not changed during the period.

8. Related Party Transactions

During the period, the Company incurred $15,701 (2007 - $20,091) in legal fees and disbursements paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $16,485 (December 31, 2007 - $5,714) payable to this firm. The law firm charges the Company the same rates as it does for its other clients.

The Company also paid $58,788 (2007 - $nil) in geological and administrative consulting fees to a director.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which for the interest is based on the rate agreed to by the lenders and the board of directors, and for the legal fees is based on the same rates that the law firm charges its other clients.

9. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

2008	Revenue	Plant and Equipment	Mineral Properties
Canada	$ -	$ 37,135	$ -
Peru	-	42,091	5,008,891
Total	$ -	$ 79,226	$ 5,008,891

2007	Revenue	Plant and Equipment	Mineral Properties
Canada	$ -	$ 36,537	$ -
Peru	-	19,850	4,122,192
Total	$ -	$ 56,387	$ 4,122,192

10. Subsequent Event

Subsequent to June 30, 2008, the Company granted 1,650,000 ten-year options at an exercise price of $0.17 per share.

END